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                             June 28, 2021

       Ayub Khattak
       Chief Executive Officer
       Cue Health Inc.
       4980 Carroll Canyon Rd.
       Suite 100
       San Diego, CA 92121

                                                        Re: Cue Health Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 16,
2021
                                                            CIK No. 0001628945

       Dear Mr. Khattak:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Non-GAAP Financial Measures, page 107

   1.                                                   We understand that in
response to our prior comment, you have deleted your
                                                        characterization of
Adjusted product gross profit margin as a measure of cash flow. Your revised disclosure
states that removing the depreciation and amortization expense "results in operating
performance comparability across periods" and is helpful in understanding your ongoing operating
performance. Please revise your disclosure to clarify how you reasonably concluded
that these objectives are achieved by treating depreciation and amortization expense
differently from amortization income. In this regard, we note the
 Ayub Khattak
Cue Health Inc.
June 28, 2021
Page 2
         disclosure on page 101 that the DoD Advance which you are amortizing as income was intended to finance the expansion of your manufacturing capabilities. Presumably the
         Advance was primarily spent to acquire the manufacturing equipment and facilities which largely comprises the depreciation and amortization expenses included in your cost of product revenue account (page 118). Consequently, absent clarifying disclosure to the contary, it appears that this measure is primarily designed to merely include the income you earned by acquiring the manufacturing assets while completely excluding the corresponding costs of these assets. See Item 10(e)(1)(i)(C) of Regulation S-K.

         Your revised disclosure specifically characterizes the depreciation and amortization expense as "non-cash" but omits this characterization in your description of the amortization of deferred revenue. Please revise.

         Please balance the disclosure regarding the usefulness of this measure in understanding ongoing operating performance to clearly state that the non-cash amortization of deferred revenue has, and may, materially impact your 2021-2022 reported revenue and that this amortization of your DoD deferred revenue balance is not expected to recur after 2022. In this regard, we note that the long-term deferred revenue balance has fallen to $48 million at March 31, 2021.
       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameAyub Khattak                                Sincerely,
Comapany NameCue Health Inc.
                                                              Division of
Corporation Finance
June 28, 2021 Page 2                                          Office of Life
Sciences
FirstName LastName